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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                  FORM 12b-25

                                         COMMISSION FILE NUMBER:      0-26410
                                                                    -----------

                          NOTIFICATION OF LATE FILING

 (Check One): [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
                                [_] Form N-SAR
                   For Period Ended:       December 31, 1998
                                    ------------------------


[_] Transition Report on Form 10-K         [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F         [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

          For the Transition Period Ended: _________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:      Jayhawk Acceptance Corporation
                        ----------------------------------------
Former name if applicable:
                          --------------------------------------

Address of principal executive office (Street and number)
                   Bryan Tower, 2001 Bryan Street, Suite 600
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City, state and zip code     Dallas, Texas 75201
                         -------------------------------------------------------
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                                    PART II
                            RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b)  The subject annual report, semi-annual report, transition report on
             Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
  [X] filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. SEE EXHIBIT A


                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).


     The Company's independent public accountants resigned on February 16, 1999. After such resignation, the Company commenced searching for a new independent public accountant. The Company engaged the firm of Grant Thornton LLP as its new independent public accountant on March 15, 1999. Since the engagement of Grant Thornton LLP, the Company has been focusing its efforts on completion of its financial statements for fiscal year 1998 and the related audit. Due to these events, the Company was not able to complete and file its annual report on Form 10-K for the fiscal year ended December 31, 1998 by March 31, 1999 without unreasonable effort and expense.
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                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

       Philip E. Falcosky               214                   754-1000
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            (Name)                   (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes  [_]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes  [_]  No

                                SEE EXHIBIT B.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                     Jayhawk Acceptance Corporation
                       ---------------------------------------------------------
                            (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 31, 1999                          By   /s/ Philip E. Falcosky
       ---------------                           -----------------------------
                                                    Philip E. Falcosky
                                                    Controller and
                                                    Chief Accounting Officer


     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                   EXHIBIT A



March 31, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We were retained by Jayhawk Acceptance Corporation on March 15, 1999 as independent certified public accountants to report on the financial statements for the year ended December 31, 1998.

We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-K, both as to form and timeliness. However, we have been unable to complete the final audit by March 31 because of the timing of our appointment as independent certified public accountants. We are in the process of finalizing the audit and expect to be finished within the near future.

Very truly yours,


/s/ Grant Thornton LLP
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                                   EXHIBIT B


     The Company anticipates that its total revenues for the year ended December 31, 1998 will approximate $15 million as compared with $36 million for the fiscal year ended December 31, 1997. While the Company expects to report a net loss for the fiscal year ended December 31, 1998, the Company expects that such net loss will be significantly less than the $41 million net loss reported for its fiscal year ended December 31, 1997. Although since the engagement of Grant Thornton LLP on March 15, 1999 the Company has been focusing its efforts on completion of its financial statements for fiscal year 1998 and the related audit, the Company is not now in a position to reasonably estimate its December 31, 1998 results.


                STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Except for the historical information contained herein, the matters discussed above, including the matters relating to expected financial results, are forward-looking statements that are dependent upon a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include the recoverability of amounts paid for contracts, the delinquency and default rates with respect to the contracts included in the Company's portfolio, the impact of competitive services and products, changes in market conditions, Jayhawk Medical Acceptance Corporation's limited operating history, the impact of changes in regulation or litigation, and the management of growth. The Company does not intend to provide updated information about the matters referred to in these forward-looking statements, other than in the context of the Company's quarterly and annual reports on Form 10-Q and 10-K.